July 11, 2007

VIA EDGAR
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549
Attn:    Mark P. Shuman

Re:	Cicero, Inc.

Form 10-K for the Fiscal year Ended December 31, 2006

File No. 00-26392

Ladies and Gentlemen:

We are submitting our Form 10K/A separately from the S-1/A Registration Statement and have incorporated our changes and modifications that were made pursuant to your comment letter dated May 16, 2007. We have identified those specific changes in our correspondence dated July 9, 2007.

Very truly yours,

/s/John P. Broderick

John P. Broderick

cc: Lawrence M. Bell, Esq.
      Margolis & Company